Exhibit 3.1

ARTICLES OF AMENDMENT

TO THE

AMENDED AND RESTATED

ARTICLES OF INCORPORATION OF

THE GEO GROUP, INC.

Pursuant to the provisions of Sections 607.1006 and 607.10025 of the Florida Business Corporation Act (the “FBCA”), THE GEO GROUP, INC., a Florida corporation (the “Corporation”), adopts the following Amendment to its Amended and Restated Articles of Incorporation (this “Amendment”).

1. The name of the Corporation is THE GEO GROUP, INC.

2. There being no shareholder action required, this Amendment was duly adopted and approved by the Board of Directors (the “Board”) of the Corporation in accordance with the FBCA on March 24, 2017.

3. This Amendment does not adversely affect the rights or preferences of the holders of outstanding shares of any class or series and does not result in the percentage of authorized shares that remain unissued after the Stock Split (as defined below) exceeding the percentage of authorized shares that were unissued before the Stock Split.

4. On March 24, 2017, in accordance with the FBCA, the Board approved a three-for-two forward stock split (the “Stock Split”) of the Corporation’s common stock, par value $0.01 per share (the “Common Stock”). Pursuant to the Stock Split, each shareholder of record of Common Stock of the Corporation as of the close of business on April 10, 2017 (the “Record Date”) shall receive one (1) additional share of Common Stock for every two (2) shares of Common Stock held by such shareholder as of the close of business on the Record Date, such that, immediately following the Stock Split, each such shareholder shall hold of record three (3) shares of Common Stock for each two (2) shares of Common Stock held by such shareholder immediately prior to the Stock Split.

5. The Corporation’s Amended and Restated Articles of Incorporation are amended by deleting the first paragraph of Article IV and substituting in lieu thereof the following:

ARTICLE IV

The total authorized capital stock of this Corporation shall be two hundred and seventeen million five hundred thousand (217,500,000) shares consisting of (i) one hundred and eighty seven million five hundred thousand (187,500,000) shares of Common Stock, par value $0.01 per share (the “Common Stock”), and (ii) thirty million (30,000,000) shares of preferred stock, par value $0.01 per share (the “Preferred Stock”).

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All subsequent paragraphs and provisions of Article IV of the Amended and Restated Articles of Incorporation shall remain unchanged and unamended.

6. Except as provided for above, the Amended and Restated Articles of Incorporation of the Corporation, as previously amended to the date of this amendment, shall remain unchanged.

7. The foregoing amendment shall be effective as of April 24, 2017.

IN WITNESS WHEREOF, the undersigned officer of the Corporation has executed these Articles of Amendment on behalf of the Corporation as of this 24th day of April, 2017.

/s/ John J. Bulfin
John J. Bulfin
Senior Vice President, General Counsel and Secretary